EXHIBIT 12-37
DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended March 31	Twelve Months Ended December 31
	2006	2005	2004	2003	2002	2001
(Millions of Dollars)
Earnings:
Pretax earnings	$123	$497	$423	$287	$485	$202
Adjustments	(3)	5	2	26	24	31
Fixed charges	141	547	544	569	557	476

Net earnings	$261	$1,049	$969	$882	$1,066	$709

Fixed charges:
Interest expense	$133	$519	$516	$545	$553	$468
Adjustments	8	28	28	24	4	8

Fixed charges	$141	$547	$544	$569	$557	$476

Ratio of earnings to fixed charges	1.85	1.92	1.78	1.55	1.91	1.49